Third Quarter 2008 Page 1 of 14

Stock Information:

NYSE ADR

Ticker: EDN

Buenos Aires Stock Exchange

Class B Shares

Ticker: EDN

Ratio: 20 Class B = 1 ADR

Investor Relations Contacts:

In Buenos Aires

Investor Relations Contacts:

In Buenos Aires

Ivana Del Rossi
Finance Manager
Tel:  5411.4346.5127

Veronica Gysin
Investor Relations
Tel: 5411.4346.5231

Edenor S.A.
1025 Azopardo Street, 17th Floor
(C1107ADQ) Buenos Aires, Argentina
Fax: 5411.4346.5358

Email: investor@edenor.com

www.edenor.com.ar

EDENOR ANNOUNCES THIRD QUARTER 2008 RESULTS
Buenos Aires, Argentina, November 7, 2008 – Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the third quarter and the nine month period ended September 30, 2008. All figures are stated in Argentine Pesos and have been prepared in accordance with Argentine GAAP. Solely for the convenience of the reader, Peso amounts as of and for the period ended September 30, 2008 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on September 30, 2008 of Ps. 3.135.
Q3 08 Highlights

Net Sales increased 10.4% to Ps. 482.9 million in the third quarter of 2008 from Ps. 437.2 million in the third quarter of 2007. This increase is mainly due to the recognition of a 17.9% VAD increase resulting from the application of the new tariff scheme approved in August, 2008 (applied retroactively to July 2008) and to an increase in the volume of energy sold of 2.5%.

Volume of Energy Sold increased by 2.5% to 4,801 GWh in the third quarter of 2008 from 4,682 GWh in the third quarter of 2007. The increase in volume is attributable to a 0.5% increase in the average GWh consumption per customer and to a 2.0% increase in the number of our customers.
Electric Power Purchases decreased 2.3%, to Ps. 224.2 million for the third quarter of 2008 from Ps. 229.4 million in the third quarter of 2007, mainly due to the effect of a 3.3 % decrease in the volume of electricity purchased driven by a migration of some of our industrial customers to the wheeling system category.

Third Quarter 2008 Page 2 of 14

Gross Margin increased 24.5% to Ps. 258.7 million in the third quarter of 2008 from Ps. 207.8 million in the third quarter of 2007. This increase is primarily due to an increase in the volume of energy sold, the increase in the distribution margin (VAD) described above and to a decrease in our energy losses from 11.7% in the third quarter of 2007 to 10.9% in the same period of 2008.

Net Operating Income increased 163.3% to Ps. 74.0 million in the third quarter of 2008 from Ps. 28.1 million in the third quarter of 2007 mainly due to the increase in the gross margin attributable to the application of the new tariff scheme and the decrease in selling expenses (Ps. 12.3 million), which more than offset the increase in transmission and distribution expenses (Ps. 11.1 million) and administrative expenses (Ps. 6.0 million).

Net Income represented a loss of Ps. (11.5) million in the third quarter 2008, compared to a loss of Ps. (44.9) million in the third quarter of 2007, mainly due to the impact of the foreign exchange difference originated by our liabilities denominated in foreign currency.

Third Quarter 2008 Page 3 of 14

Discussion of Financial Results:

FINANCIAL HIGHLIGHTS
	3Q 2008 *	3Q 2007*	% Change vs.2007	Nine month period ended September 30, 2008*	Nine month period ended September 30, 2007* (excluding the retroactive VAD adjustment)	% Change vs. 2007 (excluding the retroactive VAD adjustment)

Net Sales	482.9	437.2	10.4%	1,395.4	1284,6	8.6%
Electric power purchases	(224.2)	(229.4)	-2.3%	(664.6)	(672.6)	-1.2%
Gross margin	258.7	207.8	24.5%	730.7	612.0	19.4%
Net Operating Income (loss)	74.0	28.1	163.3%	185.7	132.2	40.5%

*	In millions of Argentine Pesos

Net sales for the nine month period ended September 30, 2007, include the retroactive portion of the February 2007 VAD increase, which amounts to Ps. 218.6 million. The retroactive tariff increase is being invoiced in 55 consecutive monthly installments, starting in February 2007, out of which the Company collected Ps.86.4 million as of September 30, 2008.

Net sales

Our net sales increased 10.4 % to Ps. 482.9 million in the third quarter of 2008 from Ps. 437.2 million in the third quarter of 2007.

This increase was mainly due to:

•	the recognition of a 17.9 % VAD increase resulting from the application of the new tariff schedule approved in August 2008.
•

a 2.5% increase in the volume of energy sold, from 4,682 GWh sold in the third quarter of 2007 to 4,801 GWh sold in the third quarter of 2008 (including energy sold to wheeling system customers). This increase is attributable to a 0.5 % increase in the average GWh consumption per customer and a 2.0 % increase in the number of customers.

On July 31, 2008, the ENRE issued Resolution No. 324/2008 approving a new tariff scheme contemplating the partial application of the Cost Monitoring Mechanism adjustments (CMM) for the periods between May 2006 - April 2007 (9.63% increase) and May 2007 and October 2007 (7.56% increase).

Accordingly, to date the ENRE has recognized the following CMM increases (in addition to the CMM incorporated into our tariffs at the time of the ratification of the Adjustment Agreement in February 2007):

Third Quarter 2008 Page 4 of 14

	May 2007 (CMM2)	November 2007 (CMM3)	May 2008 (CMM4)
CMM	9.63%	7.56%	5.791%
Cumulative CMM(1)	9.6%	17.9%	24.7%
Recovery	Included in tariffs	Included in tariffs	To be defined

(1)         Does not include the retroactive CMM adjustment recognized at the time of the ratification of the Adjustment Agreement in February 2007.

Net energy sales represent approximately 98.5% of our net sales; late payment charges, pole leases, and connection and reconnection charges represent the remaining 1.5%.

Electric power purchases

The amount of electric power purchases decreased 2.3%, to Ps. 224.2 million for the third quarter of 2008 from Ps. 229.4 million in the third quarter of 2007, mainly due to the effect of a 3.3 % decrease in the volume of electricity purchased, from 4,654 GWh in the third quarter of 2007 to 4,501 GWh in the third quarter of 2008 (excluding wheeling system demand). This decrease was mainly driven by a migration of some of our industrial customers to the wheeling system category (for which we are not required to purchase energy to satisfy their demand).

Energy losses decreased to 10.9 % in the third quarter of 2008 from 11.7 % in the third quarter of 2007.

Gross margin

Our gross margin increased 24.5 % to Ps. 258.7 million in the third quarter of 2008 from Ps. 207.8 million in the third quarter of 2007. This positive variation is mainly driven by an increase in the volume of energy sold, the increase in the distribution margin (VAD) described above and to a decrease in our energy losses.

Transmission and distribution expenses

Transmission and distribution expenses increased 10.1 % to Ps. 121.4 million in the third quarter of 2008 from Ps. 110.3 million in the third quarter of 2007, mainly due to a Ps. 13.3 million increase in salaries and social security taxes (given that the salaries increases were granted in the third quarter of 2008 after we obtained the increase in our VAD), partially offset by a decrease in outsourcing and depreciation of property, plant and equipment.

In terms of percentage on revenues, transmission and distribution expenses remained stable.

The following table sets forth the principal components of our transmission and distribution expenses for the periods indicated:

Third Quarter 2008 Page 5 of 14

	Third Quarter ended September 30,				Nine months period ended September 30,
	2008	% on 3Q 2008 revenues	2007	% on 3Q 2007 revenues	2008	2007

	(in millions of Pesos)
Salaries and social security taxes	Ps. 47.4	9.8%	Ps.34.1	7.8%	Ps. 120.6	Ps. 91.2
Supplies	5.3	1.1%	5.1	1.2%	21.6	20.4
Outsourcing	21.2	4.4%	22.1	5.0%	68.5	56.7
Depreciation of property, plant & equipment	40.0	8.3%	42.9	9.8%	122.4	129.2
Others	7.5	1.5%	5.3	1.4%	23	16.9
Total
	Ps.121.4	25.1%	Ps.110.3	25.2%	Ps. 356.1	Ps. 314.4

Selling expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collections and allowances for doubtful accounts.

Selling expenses decreased 30.9 % to Ps. 27.3 million in the third quarter of 2008 from Ps. 39.6 million in the third quarter of 2007, primarily as a result of a Ps. 16.6 million decrease in our allowance for doubtful accounts given that a new Framework Agreement (Acuerdo Marco) has been signed. On September 22, 2008 the Ministry of Planning, Public Investment and Services published Resolution 900/2008, approving an addendum to the new Framework Agreement for EDENOR S.A., EDESUR S.A. and EDELAP S.A.. The addendum renews the new Framework Agreement for a period of 4 years starting on January 1, 2007.

This decrease was partially offset by a Ps. 2.8 million increase in salaries and social security taxes.

In terms of percentage of revenues, selling expenses decreased to 5.7% in the third quarter of 2008 from 9.1% in the same period of 2007.

The following are the principal components of our selling expenses for the periods indicated:

	Third Quarter ended September 30,				Nine months period ended September 30,
	2008	% on 3Q 2008 revenues	2007	% on 3Q 2007 revenues	2008	2007

	(in millions of Pesos)
Salaries and social security taxes	Ps.9.8	2.0%	Ps.7.0	1.6%	Ps. 24.2	Ps.18.5
Allowance for doubtful accounts	(1.2)	(0.2)%	15.4	3.5%	11.5	15.8
Outsourcing	8.2	1.7%	8.0	1.8%	24.7	21.0
Taxes and charges	3.5	0.7%	3.0	0.7%	9.6	8.4
Others	7.0	1.5%	6.1	1.5%	19.6	18.1
Total
	Ps. 27.3	5.7%	PS 39.6	9.1%	Ps. 89.6	Ps. 81.8

Third Quarter 2008 Page 6 of 14

Administrative expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation and maintenance.

Administrative expenses increased 20.0 % to Ps. 35.9 million in the third quarter of 2008 from Ps. 29.9 million in the third quarter of 2007, primarily as a result of a Ps. 2.8 million increase in salaries and social security taxes due to salaries increases granted in the third quarter of 2008 and a Ps. 1.5 million increase in computer services due to a technological equipment update.

During the third quarter of 2008 the company made an accounting reclassification between outsourcing and advertising expenses due to a mistake in the recording of these expenses in the first half of 2008.

In terms of percentage of revenues, administrative expenses showed a slight increase, representing 7.4% in the third quarter of 2008 and 6.8% in the third quarter of 2007.

The following are the principal components of our administrative expenses for the periods indicated:

	Third Quarter ended September 30,				Nine months period ended September 30,
	2008	% on 3Q 2008 revenues	2007	% on 3Q 2007 revenues	2008	2007

	(in millions of Pesos)
Salaries and social security taxes	Ps 12.5	2.6%	Ps. 9.7	2.2%	Ps. 33.3	Ps. 26.4
Computer services	4.3	0.9%	2.8	0.6%	12.4	8.5
Outsourcing	(6.1)	(1.3)%	1.9	0.4%	4.0	4.2
Tax on financial transactions	6.6	1.4%	6.6	1.5%	19.4	18.1
Advertising expenses	11.8	2.4%	4.7	1.1%	12.9	13.0
Others	6.8	1.4%	4.2	1.0%	17.3	13.3
     Total
	Ps. 35.9	7.4%	PS 29.9	6.8%	Ps. 99.3	Ps. 83.5

Net operating income

Our net operating income increased 163.3% from Ps. 28.1 million in the third quarter of 2007 to Ps. 74.0 million in the third quarter of 2008, mainly due to the increase in the gross margin attributable to the application of the new tariff scheme and the decrease in selling expenses (Ps. 12.3 million), which more than offset the increase in transmission and distribution expenses (Ps. 11.1 million) and administrative expenses (Ps. 6.0 million) described above.

Third Quarter 2008 Page 7 of 14

Financial income (expenses) and holding gains (losses)

Financial income and holding gains generated by assets represented a gain of Ps. 5.8 million in the third quarter of 2008 compared to a gain of Ps. 5.1 million in the third quarter of 2007.

This increase of Ps. 0.7 million is mainly due to a Ps. 1.7 million increase in exchange gains (Ps. 3.3 million in the third quarter of 2008 compared to Ps. 1.6 million in the third quarter of 2007) resulting from an increase in the exchange rate peso / USD, which was partially offset by a decrease of Ps. 0.9 million in the interest income (Ps. 2.6 million in the third quarter of 2008 compared to Ps. 3.5 million in the third quarter of 2007).

Financial expenses generated by liabilities, represented a loss of Ps. 71.5 million in the third quarter of 2008 compared to a loss of Ps. 39.1 million in the third quarter of 2007.

This Ps. 32.4 million negative impact is primarily the result of:

•

a Ps. 25.2 million increase in interest expenses (Ps. 35.8 million in the third quarter of 2008 compared to the Ps. 10.6 million in the third quarter of 2007). This increase is due to an adjustment we made on the fines and penalties reserve in order to comply with the Adjustment Agreement for an amount of Ps.14.6 million and to an increase in interest rates on our financial debt;

•

a Ps. 13.4 million increase in exchange losses (Ps. 34.0 million in the third quarter of 2008 compared to the Ps. 20.6 million in the third quarter of 2007) attributable to an increase in the exchange rate peso / USD;

As of September 30, 2008 the outstanding debt was US$312.7 million at an average interest rate of 8.9% vis a vis the outstanding amount as of September 30, 2007 which was US$ 329.8 at an average interest rate of 3.8%. As of September 30, 2007 more than 60% of our restructured debt was payable in 2014 bearing an interest rate which started at 3% and steps up to 12% over time. As of September 30, 2008 approximately 70% of our debt matures in 2017 at a fixed rate of 10.5%.

These increases were partially offset by a decrease of Ps. 6.1 million in net financial expenses related to the issuance of the Senior Notes due 2017 in 2007.

Adjustment to present value of notes

We recorded a loss of Ps. 1.9 million in the third quarter of 2008 compared to a loss of Ps. 18.4 million in the third quarter of 2007 related to the non-cash adjustment to present value of our notes. This decrease is primarily due to the fact that, as of September 30, 2008, 70% of our debt was issued at a fixed rate of 10.5% and was discounted at the same rate (in accordance with Argentine GAAP) resulting in a lower adjustment for this concept.

Third Quarter 2008 Page 8 of 14

Other income (expenses), net

Other income (expenses), net, includes mainly voluntary retirements, severance payments, net revenues or expenses from technical transportation services between electricity distribution companies and accrual for lawsuits.

We recorded a loss of Ps. 11.5 million in the third quarter of 2008 mainly composed by voluntary retirements (Ps. 23.2 million) and accrued litigation (Ps. 3.0 million) partially offset by a recovery of doubtful accounts (Ps. 14.1 million) given that a new Framework Agreement (Acuerdo Marco) has been signed, compared to a loss of Ps. 12.2 million in the third quarter of 2007 mainly composed by accrued litigation (Ps. 7.8 million) and voluntary retirements (Ps. 2.6 million).

Net income

We recorded net loss of Ps. (11.5) million in the third quarter of 2008 compared to net loss of Ps. (44.9) million in the third quarter of 2007, primarily as a result of the exchange difference attributable to an increase in the exchange rate peso / USD, to interest related to liabilities denominated in foreign currency and to an adjustment we made on the fines and penalties reserve in order to comply with the Adjustment Agreement.

Operating Highlights

The following table shows our energy sales by category of customer (in GWh) and the number of clients for each category:

Capital Expenditures

During the third quarter of 2008, our capital expenditures amounted to Ps. 67.2 million compared to Ps.102.7 million in the same period of 2007. Our capital expenditures in the third quarter of 2008 consisted mainly of the following activities:

Third Quarter 2008 Page 9 of 14

•	Ps. 50.6 million in new connections due to increases in our customer base and grid enhancements;
•	Ps. 10.8 million in network maintenance and improvements;
•	Ps. 2.3 million in systems, communications and legal requirements;
•	Ps. 1.7 million in communications and telecontrol; and,
•	Ps. 1.7 million of other investment projects.

As of September 30, 2008, the accumulated capital expenditures were to Ps. 235.2 million compared to Ps.199.8 million in the same period of 2007.

Recent Events

Debt Market Purchases

During October, in different market purchases, we repurchased and cancelled approximately US$ 6 million principal amount of Senior Notes due 2017 and approximately US$ 6.3 million principal amount of Par Notes due 2016. As of October 31, 2008, the outstanding principal amount of our financial debt was US$ 300.4 million (including US$ 214 million principal amount of Senior Notes due 2017, US$ 73.7 million principal amount of Par Notes due 2016 and US$ 12.7 million Floating Rate Par Notes due 2019).

The Edenor Investment Trust:

On September 30, 2008 pursuant to a resolution of our Board of Directors, we decided to create a discretionary trust with Macro Bank Limited as the Trustee. We intend to protect and preserve the Settled Assets which mainly of (i) freely available foreign currency currently deposited outside Argentina, as permitted by applicable law, (ii) corporate bonds and (iii) sovereign bonds, with the aim of adopting any available measures to preserve the soundness of our financial condition.

The Trust has a 20 years tenor, and the referred funds should be applicable to:

•	Pay dividends
•	Repurchase financial debt
•	Pay outstanding principal debt and/or interest service.

As of the date of the creation, the Company deposited US$23.9 million in the Trust account.

Third Quarter 2008 Page 10 of 14

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos).  Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km. In 2007, Edenor sold 17,886 GWh of energy and purchased 20,233 GWh of energy, with net sales of approximately Ps. 2.0 billion and net income of Ps. 122.5 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Conference Call Information

There will be a conference call to discuss the Edenor’s quarterly results on Friday, November 7, 2008, at 12:00 a.m. Buenos Aires time / 10:00 a.m. New York time. For those interested in participating, please dial (800)860-2442 in the United States or, if outside the United States, +1(412) 858-4600. Participants should use conference ID Edenor, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

There will be a replay of the conference call from 1:00pm (Noon) Eastern Time on November 7, 2008. To access the replay, please dial (877) 344-7529 or (412) 317-0088. The Code number is 424766# (pound key) - enter "1" to start the playback. The Playback will be available until November 17, 2008.

For more information, please access www.edenor.com

Third Quarter 2008 Page 11 of 14

Income Statement

(for the nine months period ended September 30, 2008 and 2007)

in thousands of U.S. dollars and Argentine Pesos

	Third Quarter ended September 30,			Nine months ended September 30,
	2008		2007	2008	2007

Net sales	USD 154,039	Ps. 482,911	Ps. 437,231	Ps.1,395,351	Ps. 1,503,244
Electric power purchases	(71,527)	(224,237)	(229,382)	(664,624)	(672,646)
Gross margin	82,512	258,674	207,849	730,727	830,598
Transmission and distribution expenses	(38,735)	(121,433)	(110,271)	(356,074)	(314,407)
Selling expenses	(8,719)	(27,334)	(39,569)	(89,563)	(81,815)
Administrative expenses	(11,438)	(35,859)	(29,871)	(99,349)	(83,532)

Net operating (loss) income	23,620	74,048	28,138	185,741	350,844
Financial income (expense) and holding gains (losses):
Generated by assets:
Exchange difference	1,042	3,268	1,618	(56)	1,002
Interest	817	2,562	3,476	6,960	8,101
Exposure to inflation and holding results	0	1	0	(106)	28
Generated by liabilities:
Financial expenses	(569)	(1,784)	(7,888)	(6,890)	(13,130)
Exchange difference	(10,833)	(33,960)	(20,588)	(2,398)	(32,147)
Interest expenses	(11,405)	(35,755)	(10,641)	(71,939)	(38,028)
Adjustment to present value of the new notes	(617)	(1.933)	(18,422)	(6,333)	(46,261)
Loss from the repurchased of notes	0	0	648	0	(808)
Adjustment to present value of repurchased of notes	0	0	3,580	0	877
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Bs.As.	1,028	3,223	4.283	10,456	(32,404)
Other expenses, net	(3,655)	(11,457)	(12,223)	(22,741)	(21,335)
Income before taxes	(570)	(1,787)	(28,019)	92,694	176,739
Income tax	(3,106)	(9,736)	(16,875)	(46,588)	(106,816)
Net income	(3,676)	(11,523)	(44,894)	46,106	69,923

*Financial tables have been converted into U.S. dollars at a rate of Ps. 3.135 per dollar, the buying rate as of September 30, 2008, solely for the convenience of the reader.

Third Quarter 2008 Page 12 of 14

Cash Flow Statement

(for the nine months period ended September 30, 2008 and 2007)

in thousands of U.S. dollars and Argentine Pesos

For the nine months period ended September 30,
	2008		2007

Net income for the year	USD14,707	Ps.46,106	Ps.69,923
Adjustment to reconcile net income to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	39,944	125,224	132,445
Retirement of property, plant and equipment	319	999	495
Gain from investments in affiliated parties	(11)	(34)	(54)
Gain from investments	(950)	(2,980)	0
Adjustment to present value of notes	2,020	6,333	46,261
Adjustment to present value of purchased and redeemed notes	0	0	(877)
Exchange differences, interest and penalties on loans	10,606	33,251	55,774
Income tax	14,861	46,588	106,816
Recovering of the allowance for doubtful accounts	(7,661)	(24,016)	0
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As	(3,335)	(10,456)	32,404
Changes in operating assets and liabilities:
Net increase in trade receivables	23,562	73,866	(192,635)
Net increase in other receivables	(9,446)	(29,614)	6,311
(Increase) decrease in supplies	619	1,942	(9,222)
Increase in trade accounts payable	(12,189)	(38,211)	20,438
Increase in salaries and social security taxes	9,404	29,482	6,327
Increase (decrease) in taxes	(2,095)	(6,568)	23,625
Increase in other liabilities	12,544	39,326	10,605
Net increase in accrued litigation	2,877	9,018	12,379

Third Quarter 2008 Page 13 of 14

Financial interest paid (net of interest capitalized)	(6,751)	(21,165)	(14,608)
Financial interest collected	1,578	4,946	2,291
Net cash flow provided by operating activities	90,602	284,037	308,698
Cash Flow from investing activities:
Addition to property, plants and equipment	(71,450)	(223,996)	(187,263)
Net cash flow used in investing activities	(71,450)	(223,996)	(187,263)
Cash Flow from financing activities:
Increase in non-current investments	(3,120)	(9,780)	0
Increase in loans	14,767	46,295	(144,316)
Capital increase	0	0	181,773
Net cash flows provided by (used in) financing activities	11,648	36,515	37,457

Cash variations:
Cash at beginning of year	32,280	101,198	32,673
Cash at end of year	63,079	197,754	191,565
Net increase (decrease) in cash	31,756	96,556	158,892

*Financial tables have been converted into U.S. dollars at a rate of Ps. 3.135 per dollar, the buying rate as of September 30, 2008, solely for the convenience of the reader.

Third Quarter 2008 Page 14 of 14

Balance Sheet

(for the nine months ended September 30, 2008 and the year ended December 31, 2007)

in thousands of U.S. dollars and Argentine Pesos

	For the nine months ended September 30, 2008		For the year ended December 31, 2007
	2008		2007
Current Assets:
Cash and banks	USD 2,713	Ps.5,493	Ps. 3,459
Investments	61,327	192,261	97,739
Trade receivables	104,348	330,145	345,979
Other receivables	10,915	34,218	25,990
Supplies	5,774	18,100	23,174
Total current assets	185,077	580,217	496,341
Non-Current Assets:
Trade receivables	23,851	74,774	100,300
Other receivables	37,928	118,905	144,107
Investments	135	424	390
Other Investments	3,120	9,780	0
Supplies	5,388	16,891	13,759
Property, plant and equipment	1,021,263	3,201,659	3,092,709
Total non-current assets	1,091,685	3,422,433	3,351,265
Total assets	1,276,762	4,002,650	3,847,606
Current Liabilities:
Trade account payable	87,581	274,567	316,152
Loans	29,362	92,049	29,290
Salaries and social security taxes	24,436	76,607	59,904
Taxes	24,904	78,073	84,641
Other liabilities	4,205	13,182	9,710
Accrued Litigation	15,059	47,210	39,868
Total current liabilities	185,546	581,688	539,565
Non-Current Liabilities:
Trade account payable	12,389	38,840	35,466
Loans	303,355	951,017	949,062
Salaries and social security taxes	11,953	37,473	24,694
Other liabilities	104,761 14,201	328,426 44,519	281,395 42,843
Accrued Litigation
Total non-current liabilities	446,659	1,400,275	1,333,460
Total liabilities	632,205	1,981,963	1,873,025
Shareholders’ equity	644,557	2,020,687	1,974,581
Total liabilities and shareholders’ equity	1,276,762	4,002,650	3,847,606

*Financial tables have been converted into U.S. dollars at a rate of Ps. 3.135 per dollar, the buying rate as of September 30, 2008, solely for the convenience of the reader.